UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

RIBBON COMMUNICATIONS INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

762544104
(CUSIP Number)
Suzanne Hart, Nicholas Moss PO Box 634, Frances House, Sir William Place St. Peter Port, Guernsey GY1 3DR +447474073490
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762544104
1.	Names of Reporting Persons. Equiom (Guernsey) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,435,739 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,435,739 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,435,739 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.4%(1)
14.	Type of Reporting Person (See Instructions) HC, CO

(1)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 167,525,462, which amount includes (i) 150,454,151 shares of Common Stock reported as outstanding as of July 22, 2022 in Ribbon Communication Inc.’s Form 10-Q for the quarterly period ended June 30, 2022, filed with the SEC on July 28, 2022 and (ii) 17,071,311 shares of Common Stock issued on August 16, 2022 pursuant to the consummation of the Private Placement (as defined below).

CUSIP No. 762544104
1.	Names of Reporting Persons. Swarth Investments Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,435,739 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,435,739 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,435,739 shares of Common Stock(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.4%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 167,525,462, which amount includes (i) 150,454,151 shares of Common Stock reported as outstanding as of July 22, 2022 in Ribbon Communication Inc.’s Form 10-Q for the quarterly period ended June 30, 2022, filed with the SEC on July 28, 2022 and (ii) 17,071,311 shares of Common Stock issued on August 16, 2022 pursuant to the consummation of the Private Placement (as defined below).

Introduction

This Amendment No. 1 (this “Statement”) amends and supplements the Schedule 13D filed by the Reporting Persons on March 13, 2020 (the “Original Schedule 13D” and, as amended and supplemented by this Statement, the “Schedule 13D”). Except as specifically provided herein, this Statement does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Statement shall have the same meanings ascribed thereto in the Original Schedule 13D. This Statement relates to the issued and outstanding shares of common stock, par value $0.0001 (the “Common Stock”), of Ribbon Communications Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4 Technology Park Drive, Westford, Massachusetts 01886.

Item 2. Identity and Background

(a)	– (c), (f)

Items 2 (a) – (c), (f) of the Schedule 13D are hereby amended and restated as follows:

This Statement is being filed by a wholly-owned indirect subsidiary of Swarth Group Holding Ltd., Swarth Investments Ltd., a company organized under the laws of Guernsey (“Swarth”), and Equiom (Guernsey) Ltd., a company organized under the laws of Guernsey and the trustee of the Angold Trust (“Equiom”). Equiom is filing this Statement in its capacity as trustee of the Angold Trust - the indirect controlling shareholder of Swarth (Equiom and Swarth are, together, the “Reporting Persons”).

The principal business of the Swarth group is investing in technology companies and real estate. The principal business address and principal office address of Swarth is PO Box 634, Frances House, Sir William Place, St. Peter Port, Guernsey, GY1 3DR.

The principal business of Equiom is providing global financial services. The principal business address and principal office address of Equiom is PO Box 175, Frances House, Sir William Place, St. Peter Port, Guernsey, GY1 4HQ.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of the Reporting Persons is set forth on Schedule A hereto and are incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 of this Statement is incorporated into this Item 3 by reference.

Item 4. Purpose of Transaction

Private Placement and Securities Purchase Agreement

On August 12, 2022, the Reporting Persons and the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) among Swarth, the Issuer and the other investors listed on the signature pages thereto (Swarth, along with such other investors, the “Investors”), pursuant to which the Issuer issued, in the aggregate, 17,071,311 shares of the Issuer’s Common Stock in a private placement transaction (the “Private Placement”), at a price per share of $3.05. Of the 17,071,311 shares of Common Stock issued to the Investors under the Purchase Agreement, Swarth acquired 1,639,344 shares of Common Stock. The transactions contemplated by the Purchase Agreement closed on August 16, 2022, at which time the Common Stock was issued to the Investors.

Registration Rights Agreement

Simultaneous with the consummation of the Private Placement, the Issuer entered into a Second Amended and Restated Registration Rights Agreement (the “Amended Registration Rights Agreement”) with the Investors. Pursuant to the Amended Registration Rights Agreement, the Issuer provided the Investors with certain registration rights that require the Issuer to file a registration statement on Form S-3 with the SEC within 30 days following the consummation of the Private Placement to register the shares issued in the Private Placement.

The foregoing descriptions of the Amended Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreement filed as Exhibit 1 to this Statement and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a)	– (b)

Items 5(a)-(b) of the Schedule 13D are hereby amended and restated as follows:

The following sets forth, as of the date of this Statement, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof. For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 167,525,462, which amount includes (i) 150,454,151 shares of Common Stock reported as outstanding as of July 22, 2022 in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2022, filed with the SEC on July 28, 2022 and (ii) 17,071,311 shares of Common Stock issued on August 16, 2022 pursuant to the consummation of the Private Placement..

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Equiom (Guernsey) Ltd.	27,435,739	16.4%	0	27,435,739	0	27,435,739
Swarth Investments Ltd.	27,435,739	16.4%	0	27,435,739	0	27,435,739

Swarth is the record holder of 27,435,739 shares of Common Stock. Swarth is indirectly controlled by the Angold Trust, which is exclusively managed by its trustee, Equiom. As a result, Equiom may be deemed to have or share beneficial ownership of the Common Stock directly held by Swarth.

Except as set forth above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially owns any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 3 and 4 of this Statement is incorporated into this Item 6 by reference.

Other than as described in Items 3 and 4 of this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer of voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Second Amended and Restated Registration Rights Agreement, dated as of August 12, 2022, by and among Ribbon Communications Inc. and the other stockholders of Ribbon Communications Inc. that are parties thereto (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 16, 2022 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2022

EQUIOM (GUERNSEY) LTD

By:	/s/ Jodi Langlois
Name:	Jodi Langlois
Title:	Authorized Signatory

By:	/s/ Colin Borman
Name:	Colin Borman
Title:	Authorized Signatory

SWARTH INVESTMENTS LTD.

By:	/s/ Suzanne Hart
Name:	Suzanne Hart
Title:	Director

By:	/s/ Nicholas Moss
Name:	Nicholas Moss
Title:	Director

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following table sets forth certain information with respect to the directors and officers of Equiom (Guernsey) Ltd. and Swarth Investments Ltd.

Equiom (Guernsey) Ltd.

Name	Present Principal Occupation	Business Address	Citizenship
Jodi Langlois	Director of Equiom (Guernsey) Ltd.	PO Box 175, Frances House, Sir William Place St. Peter Port, Guernsey GY1 4HQ	British

Stuart Platt-Ransom	Director of Equiom (Guernsey) Ltd.	PO Box 175, Frances House, Sir William Place St. Peter Port, Guernsey GY1 4HQ	British

Peter Carey	Director of Equiom (Guernsey) Ltd.	PO Box 175, Frances House, Sir William Place St. Peter Port, Guernsey GY1 4HQ	British

Swarth Investments Ltd.

Name	Present Principal Occupation	Business Address	Citizenship
Suzanne Hart	Director of Swarth Investments Ltd.	PO Box 634, Frances House, Sir William Place St. Peter Port, Guernsey GY1 3DR	British

Nicholas Moss	Director of Swarth Investments Ltd.	PO Box 634, Frances House, Sir William Place St. Peter Port, Guernsey GY1 3DR	British

Georgios Antoniades	Director of Swarth Investments Ltd.	9 Zenonos Kitieos Street, 2406 Engomi, Nicosia Cyprus	Cyprus